SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 000-16977

Stolt-Nielsen S.A.
(Translation of registrant’s name into English)

c/o Stolt-Nielsen Limited

Aldwych House
71-91 Aldwych
London WC2B 4HN
ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Annual General Meeting for Stolt-Nielsen S.A., a Luxembourg company (the “Company”), to be held on May 26, 2006:

1.                                       Chairman’s letter dated May 2, 2006 advising of Annual General Meeting.

2.                                       Notice of Annual General Meeting dated May 2, 2006, with (i) biographies of Director nominees and (ii) unconsolidated financial statements of the Company (including Statutory Auditors’ Report and Directors’ Report) forming a part thereof.

3.                                       Consolidated Financial Statements of the Company, including Report of Independent Registered Public Accounting Firm relating thereto.

4.             Report of the Board of Directors of the Company with respect to Reduction of Authorized Capital/Supression of Shareholders’ Preemptive Rights.

5.                                       Depositary’s Notice (of Citibank, N.A.) re Annual General Meeting of Stolt-Nielsen S.A.

6.                                       Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials will be mailed on or about May 5, 2006 by Citibank, N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 28, 2006.

The above materials shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company’s Registration Statements on Form S-8 (No. 33-28473, No. 333-6900, No. 333-11178 and No. 333-121315) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements contained in the above materials furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include statements regarding the Company’s future market environment, outlook, and financing costs.  The forward-looking statements reflect the Company’s current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in the Company’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company’s forward-looking statements:  the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply and demand for the products that the Company transports, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that the Company transports; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company’s older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company’s aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; the Company’s relationship with significant customers; the conditions and factors that may influence the decision to issue future dividends, the market for long-term debt; and operating hazards, including marine disasters, spills or environmental damage.  Many of these factors are beyond the Company’s ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.  Should one or more of these risks or uncertainties occur, or should management’s assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT-NIELSEN S.A.

Date: May 3, 2006	By:	/s/ Alan B. Winsor
Name: Alan B. Winsor
Title: Attorney-in-Fact